SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                                (Name of issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                    14008M104
                                 (CUSIP number)

                              KATHERINE U. SANDERS
                                 4014 Inverness
                              Houston, Texas 77019
                                 (713) 250-4222
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                   MAY 2, 2001
             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
                 13d-1 (b) (3) or (4), check the following box.

             Check the following box if a fee is being paid with the
         statement. (A fee is not required only if the reporting person:
            (1) has a pervious statement on file reporting beneficial
         ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

                         (Continued on following pages)

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP  No.  14008M104                                      Page  2  of  5  Pages
--------------------------------------------------------------------------------


1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

          KATHERINE  U.  SANDERS

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
     (a)
     (b)

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*

          PF,  00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) (

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

          USA

                           7    SOLE  VOTING  POWER
NUMBER  OF
SHARES                                 581,863
BENEFICIALLY               8     SHARED  VOTING  POWER
OWNED  BY                              - 0 -
EACH
REPORTING                  9     SOLE  DISPOSITIVE  POWER
PERSON  WITH                           581,863
                          10     SHARED  DISPOSITIVE  POWER
                                       - 0 -

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
          581,863

12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

          8.1%

14   TYPE  OF  REPORTING  PERSON*

          IN

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP  No.  14008M104                                      Page  3  of  5  Pages
--------------------------------------------------------------------------------


ITEM  1.     SECURITY  AND  ISSUER

     The class of equity securities to which this statement relates is the common stock (the "Common Stock") of Capital Environmental Resource, Inc., whose principal executive office is located at 1005 Skyview Drive, Burlington, ON L7P 5B1 Canada.

ITEM  2.     IDENTITY  AND  BACKGROUND

     This statement is filed on behalf of Katherine U. Sanders, a U.S. Citizen ("Sanders" or "Reporting Person"), whose address is 4014 Inverness, Houston, Texas 77019.

     Sanders has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Sanders, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     The funds used or to be used in making purchases of the Issuer's Common Stock are personal funds of Sanders.

ITEM  4.  PURPOSE  OF  TRANSACTION.

     The securities of the Issuer were acquired by Sanders in open market transactions and privately negotiated transactions for the purposes of investment. Sanders currently intends to review continuously her equity interest in the Issuer and may or may not seek involvement in the Issuers affairs.
Depending upon her evaluation of the Issuers business and prospects and upon future developments, Sanders, or other entities that may be deemed to be affiliates of Sanders, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

     Except as described in this Item 4, the Reporting Person has no present plans or proposals which relate or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuers business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP  No.  14008M104                                      Page  4  of  5  Pages
--------------------------------------------------------------------------------


ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.


     Sanders directly owns 581,863 shares of the Issuer's Common Stock, which represents 8.1% of the Issuer's Common Stock outstanding.

     Sanders has the direct power both to vote and to direct the disposition of the shares held by her.

     The following table represents all the Reporting Person's transactions involving common stock during the last 180 days.


--------  ----------------  -------------  ----------------  --------------
DATE           ENTITY       PURCHASE/SALE  NUMBER OF SHARES  AVERAGE PRICE
--------  ----------------  -------------  ----------------  --------------

December  Reporting Person  Bought                  391,015  $         2.23
--------  ----------------  -------------  ----------------  --------------

March     Reporting Person  Bought                    9,500  $         2.86
--------  ----------------  -------------  ----------------  --------------

April     Reporting Person  Bought                   23,000  $         1.90
--------  ----------------  -------------  ----------------  --------------

2-May     Reporting Person  Sold                     20,000  $         2.90
--------  ----------------  -------------  ----------------  --------------


ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  ISSUER.

     The Reporting Person has signed a Limited Power of Attorney to her broker, Don A. Sanders, dated June 15, 1997. Under the agreements governing such accounts, the Reporting Person grants to the Broker a power of attorney to sell or purchase securities on such Reporting Person's behalf in such accounts. The Broker has been designated as the sole attorney-in-fact for Reporting Person's shares. To effect trades for discretionary accounts, Sanders Morris Harris Inc.
(SMH) acts as an introducing and executing broker to Pershing Division of Donaldson, Lufkin & Jenrette Securities Corp. ("Pershing"), which acts as clearing broker. Pershing also acts as custodian of shares maintained in discretionary accounts, such as the Reporting Person's account. The form of the contract between Pershing and each discretionary account customer covering maintenance and the terms of customer margin account is attached as Exhibit A. Such arrangements are made on terms that are customary in the brokerage industry. The related form of Power of Attorney for client is attached as Exhibit B.

     The Broker may have from time to time purchased or directed the purchase of Common Stock in margin account using borrowings that are available because of maintenance in the applicable account of marginable securities.

     Except as described above, the Broker has no contact, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company including, but not limited to, transfer or voting of any of the securities, finder's fees or joint ventures.

     In accordance with Section 240.13d-7, the Broker expressly declares that the filing of the Schedule shall not be construed as an admission that he is, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner an any Common Stock owned by the Reporting Person.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP  No.  14008M104                                     Page  5  of  5  Pages
--------------------------------------------------------------------------------


ITEM  7.  MATERIALS  TO  BE  FILED  AS  EXHIBITS.

          Exhibit     Title

          A          Pershing  Form  of  Margin  Account  Agreement
          B          Form  of  Power  of  Attorney

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated   May  23,  2001

/s/     Katherine  U.  Sanders
---     ----------------------

                                    EXHIBIT A

                                    PERSHING

Division of Donaldson, Lufkin and Jenrette Securities Corp. One Pershing Plaza, Jersey City, NJ 07399

MARGIN  AGREEMENT

TO:     Pershing,  Division  of  Donaldson,  Lufkin  &  Jenrette  Securities
Corporation:

In consideration of your accepting and carrying for the undersigned one or more accounts introduced to you by my broker, bank or other introducing firm ("Introducing Firm"), which Introducing Firm is intended to have the benefit and is a third party beneficiary of this agreement, the undersigned agrees as follows:

ROLE  OF  PERSHING

1. Your are carrying the accounts of the undersigned as clearing broker pursuant to a clearing agreement with Introducing Firm. Until receipt from the undersigned of written notice to the contrary, you may accept from Introducing Firm, without inquiry or investigation, (i) orders for the purchase or sale of securities and other property on margin or otherwise, and (ii) any other instructions concerning said accounts. Notices to the undersigned concerning margin requirements or other matters related to the undersigned's accounts usually will go through undersigned's Introducing Firm although direct notice to the undersigned with duplicate notice to undersigned's Introducing Firm may occur if market conditions, time constraints or other circumstances require it. You shall not be responsible or liable for any acts or omissions of Introducing Firm or its employees. I understand that Pershing provides no investment advice nor do you give advice or offer any opinion with respect to the suitability of any transaction or order. I understand that my Introducing Firm is not acting as the agent of Pershing and I agree that I will in no way hold Pershing, Donaldson, Lufkin & Jenrette Securities Corporation, its other Divisions, and its Officers, Directors and Agents liable for any trading losses incurred by me.

APPLICABLE  RULES  AND  REGULATIONS

2. All transactions for the undersigned shall be subject to the constitution, rules, regulations, customs and usages of the exchange or market and its clearing house, if any, where executed by you or your agents, including your subsidiaries and affiliates.

DEFINITIONS

3. For purposes of this agreement "securities, commodities and other property," as used herein shall include, but not be limited to money, securities, and commodities of every kind and nature and all contracts and options relating thereto, whether for present or future delivery.

LIEN

4. All securities, commodities and other property of the undersigned which you may at any time be carrying for the undersigned, or which may at any time be in your possession or under your control, shall be subject to a general lien and security interest in your favor for the discharge of all the undersigned's indebtedness and other obligations to you, without regard to your having made any advances in connection with such securities and other property and without regard to the number of accounts the undersigned may have with you. In enforcing your lien, you shall have the discretion to determine which securities and property are to be sold and which contracts are to be closed.

LIQUIDATION

5. If, in your discretion you consider it necessary for your protection to require additional collateral or in the event that a petition in bankruptcy, or for appointment of a receiver is filed by or against the undersigned, or an attachment is levied against the accounts of the undersigned, or in the event of the death of the undersigned, you shall have the right to sell any or all securities, commodities and other property in the accounts of the undersigned with you, whether carried individually or jointly with others, to buy any or all securities, commodities and other property which may be short in such accounts, to cancel any open orders and to close any or all outstanding contracts, all without demand for margin or additional margin, notice of sale or purchase or other notice or advertisement. Any such sales or purchases may be made at your discretion on any exchange or other market where such business is usually transacted, or at public auction or private sale, and you may be the purchasers for your own account. It being understood that a prior demand, or call, or prior notice of the time and place of such sale or purchase shall not be considered a waiver of your right to sell or buy without demand or notice.

PAYMENT  OF  INDEBTEDNESS  UPON  DEMAND  AND  LIABILITY  FOR COSTS OF COLLECTION

6. The undersigned shall at all times be liable for the payment upon demand of any debit balance or other obligations owing in any of the accounts of the undersigned with you and the undersigned shall be liable to you for any deficiency remaining in any such accounts in the event of the liquidation thereof, in whole or in part, by you or by the undersigned; and the undersigned shall make payments of such obligations and indebtedness upon demand. The reasonable costs and expense of collection of the debit balance, recovery of securities, and any unpaid deficiency in the accounts of the undersigned with you, including, but not limited to, attorney's fees, incurred and payable or paid by you shall be payable to you by the undersigned.

PLEDGE  OF  SECURITIES

7. All securities, commodities and other properly now or hereafter held, carried or maintained by you in your possession in any of the accounts of the undersigned may be pledged and repledged by you from time to time, without notice to the undersigned, either separately or in common with other such securities, commodities and other property for any amount due in the accounts of the undersigned, or for any greater amount, and you may do so without retaining to your possession or control for delivery a like amount of similar securities, commodities or other property.

MARGIN  REQUIREMENTS,  CREDIT  CHARGES  AND  CREDIT  INVESTIGATION

8. The undersigned will at all times maintain such securities, commodities and other property in the accounts of the undersigned for margin purposes as you shall require from time to time and the monthly debit balances or adjusted balances in the accounts of the undersigned with you shall be charged, in accordance with your practice, with interest at a rate permitted by the laws of the State of New York. It is understood that the interest charge made to the undersigned's account at the close of a charge period will be added to the opening balance for the next charge period unless paid. I acknowledge receipt from my Introducing Firm of the disclosure statement which explains the conditions under which interest can be charged to my account, the annual rate of interest, how debit balances are determined and the methods of computing interest. You may exchange credit information about the undersigned with others. You may request a credit report on the undersigned and upon request, you will state the name and address of the consumer reporting agency that furnished it. If you extend, update or renew the undersigned's credit, you may request a new credit report without telling the undersigned.

COMMUNICATIONS

9. Communications may be sent to the undersigned at the current address of the undersigned, which is on file at your office, or at such other address as the undersigned may hereafter give you in writing, or through my Introducing Firm, and all communications, so sent, whether by mail, telegraph, messenger or otherwise, shall be deemed given to the undersigned personally, whether actually received or not.

SCOPE  AND  TRANSFERABILITY

10. This agreement shall cover individually and collectively all accounts which the undersigned may open or reopen with you, and shall inure to the benefit of your successors whether by merger, consolidation or otherwise, and assigns, and you may transfer the accounts of the undersigned to your successors and assigns, and this agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the undersigned.

NO  NON-INVESTMENT  ADVICE

11. The undersigned acknowledges that you will not provide the undersigned with any legal, tax or accounting advice, that your employees are not authorized to give any such advice and that the undersigned will not solicit or rely upon any such advice from you or your employees whether in connection with transactions in or for any of the accounts of the undersigned or otherwise. In making legal, tax or accounting decisions with respect to transactions in or for the accounts of the undersigned or any other matter, the undersigned will consult with and rely upon its own advisors and not you, and you shall have no liability therefor.

EXTRAORDINARY  EVENTS

12. You shall not be liable for loss caused directly or indirectly by government restrictions, exchange or market rulings, suspension of trading, war, strikes or other conditions beyond your control.

REPRESENTATIONS  AS  TO  CAPACITY  TO  ENTER  INTO  AGREEMENT

13. The undersigned, if an individual, represents that the undersigned is of full age, that unless otherwise disclosed to you in writing the undersigned is not an employee of any exchange, or of any corporation of which any exchange owns a majority of the capital stock, or of a member firm or member corporation registered on any exchange or of a bank, trust company, insurance company or of any corporations, firm or individual engaged in the business of dealing either as a broker or as principal in securities, bills or exchange acceptances or other forms of commercial paper. The undersigned further represents that no one except the undersigned has an interest in the account or accounts of the undersigned with you.

JOINT  AND  SEVERAL  LIABILITY

14. If the undersigned shall consist of more than one individual, their obligations under this agreement shall be joint and several. The undersigned have executed the Joint Account Agreement and made the election required therein. Pursuant to that agreement, you may, but are not required to, accept instructions from either joint party.

OPTION  TRANSACTIONS

15. If at any time the undersigned shall enter into any transaction for the purchase or resale of an option contract, the undersigned hereby agrees to abide by the rules of any national securities association, registered securities exchange or clearing organization applicable to the trading of option contracts and, acting alone or in concert, will not violate the position or exercise limitation rules of any such association or exchange or of the Options Clearing Corporation or other clearing organization.

SEPARABILITY

16. If any provision or condition of this agreement shall be held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, such invalidity or unenforceability shall attach only to such provision or condition. The validity of the remaining provisions and conditions shall not be affected thereby and this agreement shall be carried out as if any such invalid or unenforceable provision or condition were not contained herein.

HEADINGS  ARE  DESCRIPTIVE

17. The heading of such provision hereof is for descriptive purposes only and shall not be deemed to modify or quality any of the rights or obligations set forth in each such provision.

ASSIGNMENT  OF  PERSHING'S  RIGHTS  UNDER  THIS  AGREEMENT  TO  INTRODUCING FIRM

18. The undersigned agrees that any rights that Pershing has under this agreement, including but not limited to the right, to collect any debit balance or other obligations owing in any of the accounts of the undersigned may be assigned to the Introducing Firm of the undersigned so that the undersigned's Introducing Firm may collect from the undersigned independently or jointly with Pershing or enforce any other rights granted to Pershing under this agreement.

ARBITRATION  DISCLOSURE

19.  - ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

     * THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

     * PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

     * THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

     * THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF THE ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

AGREEMENT  TO  ARBITRATE  CONTROVERSIES

20. IT IS AGREED THAT ANY CONTROVERSY BETWEEN OR AMONG THE UNDERSIGNED, PERSHING AND INTRODUCING FORM OR ANY OF THEM ARISING OUT OF PERSHING'S OR INTRODUCING FIRM'S BUSINESS OR THIS AGREEMENT, SHALL BE SUBMITTED TO ARBITRATION BEFORE THE NEW YORK STOCK EXCHANGE, INC. OR ANY OTHER NATIONAL SECURITIES EXCHANGE ON WHICH A TRANSACTION GIVING RISE TO THE CLAIM TOOK PLACE (AND ONLY BEFORE SUCH EXCHANGE) OR THE NASD INC., REGULATION, AS THE UNDERSIGNED MAY ELECT AND IN ACCORDANCE WITH THE RULES OBTAINING OF THE SELECTED ORGANIZATION. ARBITRATION MUST BE COMMENCED BY SERVICE UPON THE OTHER PARTY OF A WRITTEN DEMAND FOR ARBITRATION OR A WRITTEN NOTICE OF INTENTION TO ARBITRATE, THEREIN ELECTING THE ARBITRATION TRIBUNAL. IN THE EVENT THE UNDERSIGNED DOES NOT MAKE SUCH ELECTION WITHIN FIVE (5) DAYS OF SUCH DEMAND OR NOTICE, THEN THE
UNDERSIGNED  AUTHORIZES  YOU  TO  DO  SO  ON  BEHALF  OF  THE  UNDERSIGNED.

     NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PRE-DISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; 08 WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL: (i) THE CLASS CERTIFICATION IS DECERTIFIED; OR (ii) THE CLASS IS DECERTIFIED; OR (iii) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT. SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.

THE  LAWS  OF  THE  STATE  OF  NEW  YORK  GOVERN

21. THIS AGREEMENT AND ITS ENFORCEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS CONFLICTS OF LAWS PROVISIONS.

LOAN  CONSENT

22. BY SIGNING THIS AGREEMENT, THE UNDERSIGNED ACKNOWLEDGES THAT SECURITIES NOT FULLY PAID FOR BY THE UNDERSIGNED MAY BE LOANED TO YOU OR LOANED OUT TO OTHERS.

     THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE IN PARAGRAPHS 19 AND 20 ON THIS PAGE. I ACKNOWLEDGE RECEIVING A COPY OF THIS AGREEMENT.

SIGNATURES
(If  a  Corporation,  Partnership  or  Other  Entity)

(Name  of  Entity)                              (If  Individuals)

By:     ____________________________     (Second  Party  if  Joint  Account)

Title:  ____________________________

SEAL

DATED:  _________________________

                                    EXHIBIT B

          POWER OF ATTORNEY - LIMITED - AUTHORIZATION TO BUY AND SELL

TO:     SANDERS  MORRIS  HARRIS  INC.

     I hereby constitute and appoint __________________ (whose signature appears below), my agent and attorney-in-fact, with full power and authority to act for me and in my behalf in any lawful way to subscribe, buy, sell (including short sales), exchange, and trade in stocks, bond, mutual funds, limited partnership interests, or investment and trust units, and all other types of securities and financial instruments, whether or not in negotiable form, issued or unissued, foreign exchange, commodities, and contracts relating to same (including commodity future contracts), on margin or otherwise, and to receive certificates and other evidences of ownership with respect to securities, for my account or accounts with you, however designated, and whether presently open or hereafter opened.

     You are accordingly authorized and empowered to follow the instructions of my said agent and attorney-in-fact in every respect with regard to any such subscriptions, trades, exchanges, purchases, or sales, long or short, on margin or otherwise, for my account, and I hereby ratify and confirm any and all transactions, trades or dealings effected in and for my account(s) by my said agent and attorney-in-fact, and agree to indemnify you and hold you free and harmless for any claims, loss, liability, or damage that arises against you because of your reliance on this power of attorney.

     Notwithstanding the foregoing, my said agent and attorney-in-fact is not authorized to act on my behalf, without my prior specific written approval, to execute any transaction in (i) any securities issued by you or any of your affiliates; (ii) any direct participation program; or (iii) any securities offered by you in an offering underwritten by you as a principal.

     This power of attorney, authorization, and indemnity is in addition to (and in no way limits or restricts) any and all rights which you may have under any other agreement or agreements between your firm and me, and shall inure and continue in favor of your present firm, its successors, by merger, consolidation or otherwise, and assigns.

     This power of attorney and authorization is effective immediately and shall continue in full force and effect, and you and your successors and assigns shall be indemnified in relying thereon, until you shall receive actual written notice of revocation thereof, signed by me; or in the event of the termination thereof by my death, until you shall have received actual notice thereof, and such revocation or termination shall in no way affect the validity of this power and my liability under the indemnity herein contained, with reference to any transaction initiated by my agent and attorney-in-fact, prior to the actual receipt by you of notice of such revocation or termination, as above provided.

THIS POWER OF ATTORNEY IS NOT AFFECTED BY SUBSEQUENT DISABILITY OR INCOMPETENCE OF THE PRINCIPAL.

     Dated  at  ________________, this _________ day of _____________, ____.

__________________________________       _______________________________________
SIGNATURE  OF  CLIENT                    SIGNATURE  OF  AGENT

                                   ACCEPTED  BY  SANDERS  MORRIS  HARRIS  INC.

__________________________________
BOTH  SIGNATURE  IF  JOINT  ACCOUNT

                                   By:     _____________________________________
                                   Name:     ___________________________________
                                   Title:     __________________________________

ACKNOWLEDGMENT

State  of  ________________________
County  of  _______________________

     This  document  was  acknowledged  before  me  on  ________  by
                                                         (date)

______________________________________.
     (name  of  principal)

(Seal,  if  any
of  notary)

_______________________________________
(Signature  of  notarial  officer)

My Commission Expires: ________________

_______________________________________
(Printed  name)